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                                                        EXHIBIT H



SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       :         )

Monongahela Power Company, et al )
Notice of Proposed Refinancing   )
of Pollution Control Revenue     )
Notes                            )




     Monongahela Power Company (Monongahela), 1310 Fairmont Avenue, Fairmont, WV 26555-1392, The Potomac Edison Company (Potomac Edison), 10435 Downsville Pike, Hagerstown, MD 21740-1766, and West Penn Power Company (West Penn) 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601, public utility subsidiaries of Allegheny Energy, Inc., 10435 Downsville Pike, Hagerstown, MD 21740-1766, a registered holding company, have filed an Application or Declaration pursuant to Sections 6(a), 9(a), 10 and 12(c) of the Act.

     The proposed transactions involve the issuance of notes by Monongahela, Potomac Edison, and West Penn (collectively, the "Companies") to support the contemporaneous issuance of pollution control revenue bonds by The County Commission of Pleasants County, West Virginia (the "County Commission"). The proceeds from the bonds will be used to effect the redemption of presently outstanding pollution control revenue bonds, all of which are Series A Bonds issued by the County Commission in 1977 in the following amounts and with the following interest rates: (i) $45,000,000 principal amount Pollution Control Revenue Bonds (West Penn Power Company Pleasants Power Station Project), 1977 Series A; 6 1/8%; (ii) $30,000,000 principal amount Pollution Control Revenue Bonds (The Potomac Edison Company Pleasants Power Station Project), 1977 Series A, 6.3%; (iii) $14,500,000
principal amount Pollution Control Revenue Bonds (Monongahela Power Company Pleasants Power Station Project), 1977 Series A, 6 3/8% ; and (iv) $3,000,000 principal amount Pollution Control Revenue Bonds (Monongahela Power Company Pleasants Power Station Project), 1977 Series A, 6 3/8% (collectively, the "Series A Bonds"). Due to the change in interest rates since the time that the Series A Bonds were originally issued, the County Commission proposes to refund all Series A Bonds by issuing one new series of pollution control revenue bonds for each of the Companies (collectively, the "Series D Bonds") at a lower interest rate. The Companies request authority from the Securities and Exchange Commission ("Commission") to enter into new long-term promissory notes insofar as the terms and conditions of the long-term bonds to be issued by the County Commission affect the payments to be made by the Companies under the current long-term promissory notes presently outstanding. The presently outstanding Series A notes will be canceled and new notes will be entered into to reflect the new terms.

          A.   Background

          On November 1, 1977, the Commission authorized Monongahela, Potomac Edison and West Penn to issue notes in connection with the tax exempt financing by the County Commission of certain air and water pollution control equipment and facilities at the Companies' Pleasants Power Station located in Pleasants County, West Virginia (the "Pleasants Station"). (HCAR
20604.)   The Pleasants Station is jointly owned by Monongahela,
Potomac  Edison and

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West Penn in the following undivided
percentages: Monongahela 25%, Potomac Edison 30% and West Penn 45%. In 1978 and 1979 (HCAR Nos. 20672 and 20925), the
Commission authorized Monongahela, Potomac Edison and West Penn to issue notes aggregating $77,500,000 (the "Series B Notes"), corresponding to the Series B Pollution Control Revenue Bonds issued by the County Commission. The Companies entered into the second phase of a financing plan to provide additional money for the installation of pollution control equipment and facilities at the Pleasants Station. The pollution control equipment and facilities at the Pleasants Station (Facilities) included (i) electrostatic precipitators for the removal of particulates from flue gases, together with related fly ash handling and storage facilities, (ii) wet scrubber systems for removal of sulfur dioxide from flue gases, (iii) a lime unloading, handling and feed system related to the scrubbers, (iv) a slurry dewatering system and a sludge processing and disposal system to treat and dispose of the sludge from the scrubbers, (v) a portion of the cooling towers and related facilities, (vi) waste water treatment facilities, (vii) a sewage treatment plant, and (viii) facilities for the removal and disposition of solid wastes, principally fly ash and bottom ash, and associated equipment and certain real estate. The Facilities have been completed.

     On May 11, 1994, the Companies were authorized to issue new pollution control revenue notes (the "Series C Notes") aggregating $77,500,000. (HCAR 26051.) The County Commission issued its Series C Pollution Control Revenue Bonds, the proceeds of which were used to redeem its Series B Pollution Control Revenue Bonds . (HCAR 26051). The Series B Notes were canceled as part of this transaction.

          B.   Requested Authorization

          The County Commission proposes to issue $92,500,000 aggregate principal amount in three new series of long-term bonds (each series to be designated as "Series D Bonds", collectively hereinafter referred to as the "Series D Bonds"), the proceeds of which will be used to refund the County Commission's Series A Bonds presently outstanding.

          Monongahela, Potomac Edison and West Penn request authority through December 31, 2002 to enter into the proposed transaction and to issue new promissory notes which will be substituted for and replace the promissory notes presently outstanding. The presently outstanding notes will be canceled. The Series D Bonds will be issued under a supplemental trust indenture with a corporate trustee, approved by the Companies, and sold at such time, at such interest rate and for such price as shall be approved by the Companies. However, the interest rate for each series of Series D Bonds will not exceed the interest rate of the corresponding series of Series A Bonds presently outstanding. The timing of the financing will depend upon a subjective determination by the Companies of market conditions. The Series D Bonds will mature no later than the year 2020.

          Each Company will deliver concurrently with the issuance of the Series D Bonds, its non-negotiable Pollution Control Note (collectively, the "Notes") corresponding to such series of Bonds in respect of principal amount, interest rate and redemption provisions (which may include a special right of the holder to require the redemption or repurchase of the Bond at stated intervals) and having installments of principal corresponding to any mandatory sinking fund payments and stated maturities. The Notes will be secured by a second lien on the Facilities and certain other properties, pursuant to the Deed of Trust and Security Agreement dated November 1, 1977, as supplemented by a First Supplement thereto dated August 1, 1978 as to West Penn and Potomac Edison and a First Supplemental thereto dated February 1, 1979 as to Monongahela, delivered by the Companies to the trustee creating a mortgage and

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security
interest in the Facilities and certain other property (subject to the lien securing each Company's first mortgage bonds). Payment on the Notes will be made to the Trustee under the Third Supplemental Indentures to be entered into between the Companies and the Trustee, described below, and shall be applied by the Trustee to pay the maturing principal and redemption price of and interest and other costs on the Series D Bonds as the same become due. Each Company also proposes to pay any trustees' fees or other expenses incurred by the County Commission.

          It is expected that the County Commission will engage an underwriter or underwriters to provide financial advice and underwrite the sale of the Series D Bonds. Fees, commissions and expenses of the underwriters and legal counsel in connection with the proposed transaction will be filed by amendment. The Companies have been informed that the County Commission has legal authority to issue tax exempt revenue bonds in accordance with the proposed documents and the Companies understand that legal opinions to that effect will be delivered to appropriate parties at, or prior to, the closing date. The Series D Bonds will be in registered form and initially will be registered in the name of Cede & Co., as nominee for The Depository Trust Company, New York, New York. The Series D Bonds will bear interest semi-annually at rates to be determined. The Series D Bonds will be issued pursuant to supplemental indentures which will provide for parameters to be determined. The supplemental indentures will also provide that all of the proceeds from the sale of the Series D Bonds by the County Commission must be applied to the cost of the Facilities, including the cost of refunding the Series A Bonds.

          The Series D Bonds will be secured by the Notes and will be supported by various covenants of each Company contained in the original Pollution Control Financing Agreement dated as of November 1, 1977, copies of which have previously been filed in File No. 70-6179.

          Applicants desire to consummate the proposed transactions and refund the Series A Bonds to provide the lowest cost of permanent financing for non-revenue-producing pollution control equipment which the Companies have been required to install to meet environmental standards. The Companies have been advised that the annual interest rate on tax exempt bonds has been approximately 1% to 3% lower than the interest rate on taxable obligations of comparable quality, depending upon the type to be sold by the County Commission.

          Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

          The application and any amendments thereto are
available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should
submit their views in writing by               , 1997, to the Secretary,
Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the Applicant at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

          For the Commission, by the Division of Investment
Management, pursuant to delegated authority.

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